UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

BIODELIVERY SCIENCES INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, par value $.001

(Title of Class of Securities)

09060J106

(CUSIP Number of Class of Securities)

Alec N. Litowitz

Magnetar Capital LLC

1603 Orrington Ave.

Evanston, Illinois 60201

(847) 905-4400

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

February 14, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09060J106	SCHEDULE 13D	Page 2 of 12

1.	NAME OF REPORTING PERSON: Magnetar Financial LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7.	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 6,695,999
EACH REPORTING PERSON	9.	SOLE DISPOSITIVE POWER 0
WITH	10.	SHARED DISPOSITIVE POWER 6,695,999

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,695,999
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.77%
14.	TYPE OF REPORTING PERSON IA; OO

CUSIP No. 09060J106	SCHEDULE 13D	Page 3 of 12

1.	NAME OF REPORTING PERSON: Magnetar Capital Partners LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7.	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 6,695,999
EACH REPORTING PERSON	9.	SOLE DISPOSITIVE POWER 0
WITH	10.	SHARED DISPOSITIVE POWER 6,695,999

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,695,999
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.77%
14.	TYPE OF REPORTING PERSON HC; OO

CUSIP No. 09060J106	SCHEDULE 13D	Page 4 of 12

1.	NAME OF REPORTING PERSON: Supernova Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7.	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 6,695,999
EACH REPORTING PERSON	9.	SOLE DISPOSITIVE POWER 0
WITH	10.	SHARED DISPOSITIVE POWER 6,695,999

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,695,999
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.77%
14.	TYPE OF REPORTING PERSON HC; OO

CUSIP No. 09060J106	SCHEDULE 13D	Page 5 of 12

1.	NAME OF REPORTING PERSON: Alec N. Litowitz
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES	7.	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 6,695,999
EACH REPORTING PERSON	9.	SOLE DISPOSITIVE POWER 0
WITH	10.	SHARED DISPOSITIVE POWER 6,695,999

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,695,999
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.77%
14.	TYPE OF REPORTING PERSON HC; IN

SCHEDULE 13D

item 1.	security and issuer

This Schedule 13D (this “Statement”) relates to the common stock, $0.001 par value (the “Shares”), of BioDelivery Sciences International, Inc., a company incorporated in Delaware (the “Company”). The principal executive offices of the Company is 4131 ParkLake Ave, Suite 225, Raleigh, NC, 27612.

Item 2.	identity and background

(a)           The persons filing this Statement are Magnetar Financial LLC, a Delaware limited liability company (“Magnetar Financial”), Magnetar Capital Partners LP, a Delaware limited partnership (“Magnetar Capital Partners”), Supernova Management LLC, a Delaware limited liability company (“Supernova Management”), and Alec N. Litowitz (“Mr. Litowitz”) (collectively, the “Reporting Persons”).

This Statement relates to Shares held for the accounts of each of (i) Magnetar PRA Master Fund Ltd, a Cayman Islands exempted company (“PRA Master Fund”), (ii) Magnetar Constellation Fund II-PRA LP, a Delaware limited partnership (“Constellation Fund”), and (iii) Magnetar Systematic Multi-Strategy Master Fund Ltd, a Cayman Islands exempted company, (“Systematic Master Fund”), and one Managed Account for the clients of Magnetar Financial (the “Managed Account”), collectively (the “Funds”).

Magnetar Financial is a Securities and Exchange Commission (“SEC”) registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended, and manager of investment funds and managed accounts. Magnetar Financial serves as investment adviser to each of the Funds. In such capacity, Magnetar Financial exercises voting and investment power over the Shares held for the accounts of each of the Funds. Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Litowitz.

(b)           The business address of each of the Reporting Persons is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

(c)           Each of the Funds is a private investment fund; Magnetar Financial is a privately-held SEC registered investment adviser and manager of investment funds and managed accounts; Magnetar Capital Partners is a privately-held limited partnership and serves as the sole member and parent holding company of Magnetar Financial; Supernova Management is a privately-held limited liability company and is the general partner of Magnetar Capital Partners; and Mr. Litowitz is a citizen of the United States of America, manager of Supernova Management and Chief Executive Officer of Magnetar Financial.

(d)           None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Magnetar Financial is a Delaware limited liability company. Magnetar Capital Partners is a Delaware limited partnership. Supernova Management is a Delaware limited liability company. Mr. Litowitz is a citizen of the United States of America.

Item 3.	source and amount of funds or other consideration

The aggregate amount of funds used by the Reporting Persons in purchasing the 6,695,999 Shares reported herein on behalf of the Funds have come directly from the assets of the Funds, which may at any given time, have included margin loans made by brokerage firms in the ordinary course of business. The aggregate amount of funds used by the Reporting Persons in purchasing the Shares on behalf of the Funds was $37,097,900.74 (excluding commissions and other execution-related costs).

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired the 6,695,999 Shares reported herein on behalf of the Funds after the public announcement of the Merger Agreement (as defined below) for purposes of receiving the merger consideration described below upon consummation of the Merger (as described below).

Each of the Reporting Persons reserves the right to acquire additional securities of the Company in the open market, in privately negotiated transactions, or otherwise, to dispose of all or a portion of the Shares and/or other securities reported in this Statement, or to change their intention with respect to any or all of the matters referred to in this Item 4.

Other than as described above in this Item 4, the Reporting Persons do not have any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

The Company reported in their Form 10-Q filed on November 13, 2021 that 102,061,623 Shares were issued and 98,795,939 Shares outstanding as of November 3, 2021.

(a)           As of the close of business February 23, 2022, each of the Reporting Persons may have been deemed to have beneficial ownership of 6,695,999 Shares, which consisted of (i) 3,866,322 Shares held for the benefit of PRA Master Fund, (ii) 2,071,023 Shares held for the benefit of Constellation Fund, and (iii) 758,654 Shares held for the benefit of Systematic Master Fund, and all such Shares represented beneficial ownership of approximately 6.77% of the Shares.

(b)           As of the close of business February 23, 2022, each of the Reporting Persons may have been deemed to share the power to vote and direct the disposition of 6,695,999 Shares, which consisted of (i) 3,866,322 Shares held for the benefit of PRA Master Fund, (ii) 2,071,023 Shares held for the benefit of Constellation Fund, and (iii) 758,654 Shares held for the benefit of Systematic Master Fund and all such Shares represented beneficial ownership of approximately 6.77% of the Shares.

(c)           Except as set forth on Schedule A attached hereto and Item 6, the Funds had no transactions in the Shares during the 60 days preceding the date of filing of this Statement. All of the transactions set forth on Schedule A attached hereto were effected in the ordinary course of business of Magnetar Financial for the accounts of each of the Funds. The transactions in the Shares set forth on Schedule A were effected in open market transactions on the NASDAQ and various other trading markets.

As disclosed by the Company in the 8-K filed with the SEC on February 12, 2022:

On February 14, 2022, BioDelivery Sciences International, Inc., a Delaware corporation (“BDSI”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Collegium Pharmaceutical, Inc., a Virginia corporation (“Collegium”), and Bristol Acquisition Company Inc., a Delaware corporation and wholly owned subsidiary of Collegium (“Purchaser”).

Pursuant to the Merger Agreement, upon the terms and subject to the conditions thereof, as promptly as practicable (but in no event more than 10 business days after the date of the Merger Agreement), Purchaser will commence a cash tender offer (the “Offer”), to acquire all of the outstanding shares (the “Shares”) of BDSI’s common stock, $0.001 par value per share (the “BDSI Common Stock”), at an offer price of $5.60 per Share in cash, subject to applicable withholding taxes and without interest (the “Offer Price”). The Offer will initially remain open for 20 business days from the date of commencement of the Offer, subject to extension under certain circumstances.

(d)           No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares that are beneficially owned by the Reporting Persons.

Item 6.	contracts, arrangements, understandings or relationships with respect to the securities of the issuer

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, and any amendment or amendments hereto.

Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company among or between the Reporting Persons or any other person or entity.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of February 24, 2022 among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 24, 2022

magnetar financial llc

By: Magnetar Capital Partners LP, its Sole Member

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

magnetar capital partners LP

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

supernova management llc

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager

/s/ Alec N. Litowitz
Alec N. Litowitz

SCHEDULE A

Funds

Date	Number of Shares Bought	Price Per Share($) (1)(2)
12/20/2021	596,526	3.05611 (3)
12/31/2021	120,409	3.05928 (4)
1/5/2022	25,000	3.10980 (5)
1/6/2022	25,000	3.04916 (6)
1/10/2022	25,000	3.12491 (7)
1/11/2022	40,000	3.08027 (8)
1/12/2022	50,000	3.07290 (9)
1/14/2022	25,000	3.01988 (10)
1/19/2022	25,000	3.01990 (11)
2/1/2022	41,420	3.69750 (12)
2/7/2022	21,110	3.67627 (13)
2/14/2022	5,173,749	5.53661 (14)
2/15/2022	1,192,510	5.55052 (15)
2/16/2022	329,740	5.56136 (16)

(1) Excludes commissions and other execution-related costs.

(2) Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares bought or sold (as the case may be) at each separate price will be provided.

(3) Reflects a weighted average purchase price of $3.05611 per share, at prices ranging from $2.70 to $3.33 per share.

(4) Reflects a weighted average purchase price of $3.05928 per share, at prices ranging from $3.07 to $3.15 per share.

(5) Reflects a weighted average purchase price of $3.10980 per share, at prices ranging from $3.11to $3.12 per share.

(6) Reflects a weighted average purchase price of $3.04916 per share, at prices ranging from $3.04 to $3.06 per share.

(7) Reflects a weighted average purchase price of $3.12491 per share, at prices ranging from $3.12 to $3.13 per share.

(8) Reflects a weighted average purchase price of $3.08027 per share, at prices ranging from $3.08 to $3.08 per share.

(9) Reflects a weighted average purchase price of $3.07290 per share, at prices ranging from $3.05 to $3.09 per share.

(10) Reflects a weighted average purchase price of $3.01988 per share, at prices ranging from $3.02 to $3.02 per share.

(11) Reflects a weighted average purchase price of $3.01990 per share, at prices ranging from $3.02 to $3.02 per share.

(12) Reflects a weighted average purchase price of $3.69750 per share, at prices ranging from $3.55 to $3.76 per share.

(13) Reflects a weighted average purchase price of $3.67627 per share, at prices ranging from $3.60 to $3.73 per share.

(14) Reflects a weighted average purchase price of $5.53661 per share, at prices ranging from $5.50 to $5.57 per share.

(15) Reflects a weighted average purchase price of $5.55052 per share, at prices ranging from $5.54 to $5.56 per share.

(16) Reflects a weighted average purchase price of $5.56136 per share, at prices ranging from $5.54 to $5.57 per share.

Funds

Date	Number of Shares (Sold)	Price Per Share($) (1)(2)
1/21/2022	(75,000)	3.40255 (17)
1/24/2022	(50,000)	3.60392 (18)
2/14/2022	(2,330,592)	5.55105 (19)

(17) Reflects a weighted average purchase price of $3.40255 per share, at prices ranging from $3.33 to $3.46 per share.

(18) Reflects a weighted average purchase price of $3.60392 per share, at prices ranging from $3.57 to $3.72 per share.

(19) Reflects a weighted average purchase price of $5.51105 per share, at prices ranging from $5.50 to $5.53 per share.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of February 24, 2022, among the Reporting Persons.